# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GREENPRO CAPITAL CORP., CIK 0001597846
CUSIP: 39540F309
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: B-23A-02, G-VESTOR TOWER, PAVILION EMBASSY, 200 JALAN AMPANG, KUALA LUMPUR, Malaysia (N8), 50450
Date of event which requires filing of this statement: 04/28/2026
Amends the filing with accession number 0001493152-16-007190
Filed by CIK 0001576035
Persons authorized to receive notices and communications: LEE CHONG KUANG, B-23A-02, G-VESTOR TOWER, PAVILION EMBASSY, 200 JALAN AMPANG, KUALA LUMPUR, Malaysia (N8), 50450, 60 384081788

## Reporting persons
- LEE CHONG KUANG (CIK 0001576035): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: personal funds (PF); sole voting power 1,846,344; shared voting power 165,915; sole dispositive power 1,846,344; shared dispositive power 165,915; aggregate amount beneficially owned 2,012,259 (11.16% of the class)
  Comment: Includes 1,846,344 shares of Common Stock held directly by the Reporting Person and 165,915 shares of Common Stock held directly by the Reporting Person's spouse, Yap Pei Ling. The Reporting Person may be deemed to share voting and dispositive power over the shares held by his spouse.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: GREENPRO CAPITAL CORP.
Address of issuer's principal executive offices: B-23A-02, G-VESTOR TOWER, PAVILION EMBASSY, 200 JALAN AMPANG, KUALA LUMPUR, Malaysia (N8), 50450

## Item 2. Identity and Background
Name of person filing: LEE CHONG KUANG
Residence or business address: B-23A-02, G-VESTOR TOWER, PAVILION EMBASSY, 200 JALAN AMPANG, 50450 KUALA LUMPUR, MALAYSIA
Present principal occupation or employment: Lee Chong Kuang is the Chief Executive Officer, President and a director of Greenpro Capital Corp. The Issuer's principal business address is B-23A-02, G-Vestor Tower, Pavilion Embassy, 200 Jalan Ampang, 50450 Kuala Lumpur, Malaysia. The Issuer principally provides consulting services to clients.
Criminal convictions in the last five years: NO
Civil proceedings (securities laws) in the last five years: NO
Citizenship: MALAYSIA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person used personal funds in the amount of $250,000 to purchase 107,310 shares of Common Stock pursuant to the Subscription Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the shares of Common Stock reported herein for investment purposes and to provide financial support for the Issuer's operations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of April 28, 2026, the Reporting Person beneficially owned an aggregate of 2,012,259 shares of Common Stock, representing approximately 11.16% of the Issuer's outstanding Common Stock, based on 18,033,123 shares of Common Stock outstanding as of April 28, 2026. Such amount consists of 1,846,344 shares held directly by the Reporting Person and 165,915 shares held directly by the Reporting Person's spouse, Yap Pei Ling, which the Reporting Person may be deemed to beneficially own.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power over 1,846,344 shares of Common Stock and shared voting power and shared dispositive power over 165,915 shares of Common Stock held directly by his spouse, Yap Pei Ling.
Transactions in the class effected during the past sixty days: On April 28, 2026, the Reporting Person acquired 107,310 shares of Common Stock from the Issuer in a private placement pursuant to a Subscription Agreement, dated April 28, 2026, at a purchase price of $2.3297 per share, for an aggregate purchase price of $250,000. Except as described herein, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: NOT APPLICABLE
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: NOT APPLICABLE

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented as follows: On April 28, 2026, the Reporting Person entered into a Subscription Agreement with the Issuer pursuant to which the Reporting Person purchased 107,310 shares of Common Stock at a purchase price of $2.3297 per share, for an aggregate purchase price of $250,000. The description of the Subscription Agreement contained herein is qualified in its entirety by reference to the full text of the Subscription Agreement, which is incorporated by reference as Exhibit 1 hereto. Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Subscription Agreement, dated April 28, 2026, by and between Greenpro Capital Corp. and Lee Chong Kuang (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026).

## Signatures
- LEE CHONG KUANG: /s/ Lee Chong Kuang, Lee Chong Kuang, CEO, President and Director (04/30/2026)